Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8673 NGREENE@sidley.com

July 30, 2024

Emily Rowland

Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Real Estate Lending Fund (expected to be renamed First Eagle Real Estate Debt Fund) (the “Fund”) File Nos.: 333-276328 and 811-23925 Registration Statement on Form N-2

Dear Ms. Rowland:

Thank you for the Staff’s comments regarding the Fund’s registration statement on Form N-2 (the “Registration Statement”) and the Fund’s related responses to a prior set of Staff comments (the “June 2024 Response Letter”), each filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2024. This letter provides responses to the comments you provided to us orally on July 12, 2024. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

We have made the applicable changes in the attached filing pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”).

GENERAL

1.	COMMENT: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

RESPONSE: Noted.

2.	COMMENT: The Fund is responsible for its own disclosure notwithstanding any of the Staff’s comments or lack of comments.

RESPONSE: Noted.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

3.	COMMENT: When the Fund files its responses to these comments, please also send the Staff a blackline of the amended Registration Statement over email.

RESPONSE: The Fund will send the Staff a blackline of the amended Registration Statement via email when it files its responses and the amended Registration Statement.

JUNE 2024 RESPONSE LETTER

4.	COMMENT: You stated in response to Comment #16 in the June 2024 Response Letter that the Fund does not expect to invest in Section 3(c)(1) or 3(c)(7) funds except for wholly owned subsidiaries and that the Land Banking TRS and JV will not be treated as such. Please supplementally advise which wholly owned subsidiaries will rely on the Section 3(c)(1) or 3(c)(7) exemptions.

RESPONSE: As noted below in response to Comment #18, the Fund has determined to treat the Land Banking TRS as a consolidated subsidiary. Accordingly, the Fund initially anticipates utilizing the following wholly owned subsidiaries that will rely on Section 3(c)(1) or 3(c)(7): (1) the Land Banking TRS, (2) the domestic trust to be formed to hold the Residential Transitional Loans (the “RTL Trust”) and (3) the Cayman TRS described in response to Comment #15 in the June 2024 Response Letter. At least one TRS that may be a wholly owned subsidiary of the RTL Trust is expected to hold only real property (generally received through foreclosures arising from the Residential Transitional Loans), which would not meet the definition of an “investment company” pursuant to Section 3(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), and therefore would not need to rely on Sections 3(c)(1) or 3(c)(7). The Fund may form additional wholly owned subsidiaries and TRS entities in the future.

PROSPECTUS

Cover Page

Investment Strategy

5.	COMMENT: Please note the Fund’s 80% policy that the “Fund will invest, under normal market conditions, at least 80% of its Managed Assets (as defined in this prospectus) in a portfolio of public and private real estate-related debt and debt-like investments.” Given the words “Real Estate Lending”, consider whether the 80% policy needs to be revised to reflect the Fund’s investments in real estate loans specifically. Alternatively, the name of the Fund should be revised to reflect the Fund’s broader investments, for example, in real estate-related debt and debt-like investments.
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RESPONSE: In response to the Staff’s comment, the Fund’s name is expected to be revised to “First Eagle Real Estate Debt Fund.” Please note that effecting the name change, including for purposes of the Fund’s name recorded on the EDGAR system, will take some time.

6.	COMMENT: Depending on how the Fund revises its 80% policy or name in response to comment #5, the Fund also may need to revise its policy to invest “a majority of its Managed Assets (as defined in this prospectus) in a portfolio of residential and residential-related real estate-related investments.”

RESPONSE: The Fund considers the two investment policies to be consistent and does not believe a change will be required. For reference, the 80% investment policy is focused on investments in real estate-related debt investments whereas the majority investment policy focuses on investments in residential and residential-related real estate-related investments. The two thus work in tandem, with the former tied to the Fund’s name and the names rule requirement and the latter adding a voluntary overlay that the Fund will emphasize investment in the residential real estate sector.

7.	COMMENT: Please note the following disclosure: “These investments are expected to include short-term mortgage loans of typically 12 to 36 months... homebuilding development financing... mezzanine financing structured as subordinated debt... and public debt securities including, but not limited to, agency and non-agency residential mortgage-backed securities and commercial mortgage-backed securities.” Please revise “expected to include” to be more definitive (i.e., the disclosure should include all of the Fund’s anticipated, material investments).

RESPONSE: The Fund has revised the referenced disclosure.

8.	COMMENT: Please note the following disclosure: “These investments are expected to include...public debt securities, including, but not limited to, agency and non-agency residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) (collectively with other public debt securities, “Securitizations”).” The reference to “public debt securities” appears to be too broad and would not necessarily count towards the Fund’s 80% investment policy given the name of the Fund (“Real Estate Lending”- now “Real Estate Debt”). Consider clarifying the disclosure to say that the only public debt the Fund will invest in for purposes of the Fund’s 80% investment policy are real estate type investments, such as mortgage-backed securities and securitizations that specifically represent interests in real estate loans.

RESPONSE: The Fund has revised the referenced disclosure. The Fund may reserve discretion to invest in debt securities not related to its name and the Fund’s 80% investment policy but agrees that deleting “but not limited to” in this instance will clarify

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that the referenced “public debt securities” will only include RMBS and CMBS (again, for purposes of the Fund’s 80% investment policy).

Offering Price Table

9.	COMMENT: Please delete the language in footnote (b) disclosing the Fund’s agreement to repay the Adviser for waived fees since it is disclosed elsewhere.

RESPONSE: The referenced language has been deleted from footnote (b).

Bullet Point Risks

10.	COMMENT: Please add one or more bullet points summarizing the risks of more niche types of investments (e.g., Credit Risk Transfer (“CRT”) securities).

RESPONSE: The Fund has added the following bullet point:

•	“The Fund is exposed to potential credit losses from its investments in CRT securities. While CRT securities generally are issued by or sponsored by government-sponsored enterprises, payment of principal on these securities is not guaranteed. As an investor in a CRT security, the Fund may incur a loss if losses on the mortgage loans in the reference pool exceed the credit enhancement on the underlying CRT security owned by the Fund or if an actual pool of loans experience losses.”

11.	COMMENT: The Fund deleted the language in the bullet points that the ultimate tax characterization of the Fund’s distributions may not finally be determined until after the calendar year. Since this language does not appear elsewhere, please confirm that it is not a risk.

RESPONSE: The Fund deleted the bullet point regarding the Fund’s distribution policy, including that the Fund may distribute less than its REIT taxable income during a taxable year (resulting in entity-level U.S. federal income tax to the Fund), or that the Fund may distribute more than the Fund’s current and accumulated earnings and profits (resulting in a return of capital distribution to shareholders) because of changes to the distribution policy.

The initial distribution policy provided that “in order to maintain a more stable level of distributions than would result from paying out solely amounts based on current net investment income, the Fund may distribute more or less than all of its net investment income earned in a particular period to the extent consistent with maintaining its ability to qualify as a REIT.”  Based on that distribution policy, there was heightened risk that the

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Fund could be subject to entity-level U.S. federal income tax or that the shareholders would receive return of capital distributions.

However, since that time, the Fund has revised and simplified its distribution policy to provide that “[t]he Fund intends to make regular monthly distributions of all of its net investment income to shareholders.”  As a result, the likelihood of the Fund’s current distribution policy causing the risks described above is significantly diminished, justifying the removal of the bullet point.  The deletion of the bullet point also is consistent with disclosure by other REITs that have a similar policy to distribute all of their net investment income to shareholders each year.

Lastly, the tax considerations to the Fund and its shareholders in the event the Fund distributes less than its REIT taxable income during a taxable year or distributes more than its current and accumulated and profits is already addressed in the tax disclosure.

See the Prospectus—Certain U.S. Federal Income Tax Matters—Taxation of Taxable U.S. Shareholders—Distributions (“Distributions in excess of the Fund’s current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of those shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. shareholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.”); see also the Prospectus—Certain U.S. Federal Income Tax Matters—Taxation of Non-U.S. Shareholders—Non-Dividend Distributions (“Distributions by the Fund to a non-U.S. shareholder that are neither attributable to gains from sales or exchanges of USRPIs (“USRPI Capital Gains”) nor designated as capital gains dividends and that are in excess of the Fund’s current and accumulated earnings will not be taxable to the extent that such distributions do not exceed the non-U.S. shareholder’s adjusted basis in the Common Shares.  Instead, the excess portion of the distribution will reduce the non-U.S. shareholder’s adjusted basis of such Common Shares.  Distributions that are neither attributable to USRPI Capital Gains nor designated as capital gains dividends and that are in excess of the Fund’s current and accumulated earnings and profits and exceed the non-U.S. shareholder’s adjusted basis in the Common Shares will be treated as gain from the sale of its stock, the tax treatment of which is described below under “—Dispositions of Common Shares.””).

See the SAI—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—U.S. Federal Income Tax Considerations as a REIT—Taxation of REITs in General (“The Fund will be taxed at regular U.S. federal corporate income tax rates on any undistributed income, including undistributed net capital gains.”); see also the SAI—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—U.S. Federal Income Tax Considerations as a REIT—Annual Distribution Requirements (“To the extent that the

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Fund distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, the Fund will be subject to tax at the regular corporate tax rate on the retained portion.”).

Prospectus Summary

Investment Objective and Principal Strategies

12.	COMMENT: Please note disclosure in the paragraph beginning “The kinds of Securitizations in which the Fund may invest” references “other asset-based securities”. Please clarify in the disclosure that these other asset-based securities must be in the real estate industry/backed by real estate if this is part of the 80% investment policy.

RESPONSE: The referenced disclosure has been revised to clarify that the referenced “other asset-backed securities” are not included in the Fund’s 80% investment policy.

13.	COMMENT: Please note the reference to CRT securities. Please advise whether these CRT securities will include equity tranches, and, if so, consider disclosing that here or consider adding additional disclosure to the risk factor.

RESPONSE: The Fund confirms that the referenced CRT securities will not include equity tranches.

Additional comments related to the names rule

14.	COMMENT: Please note the following disclosure: “The Fund will also target the industries of companies that are related to these types of properties and assets, such as those that relate to production of such properties and assets, or products or services supporting such properties and assets. These industries may include basic materials, energy, and utilities as well as related suppliers and similarly connected businesses.”

a.	Please clarify what type of investments the Fund is targeting and how these investments are consistent with a real estate-related investment strategy.

RESPONSE: The Fund has revised the referenced disclosure to indicate that these investments (“basic materials, energy, and utilities”) generally will not be counted for purposes of the Fund’s 80% investment policy. See also the Fund’s response to Comment 16 below.

b.	It appears that these investments are outside the 80% policy [i.e., not suggested by the name]. If so, please clarify in the disclosure that they will not be counted for purposes of compliance with the 80% policy.
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RESPONSE: The Fund has revised the referenced disclosure to indicate that these investments generally will not be counted for purposes of the Fund’s 80% investment policy.

c.	If these types of investments are counted towards the 50% (majority of investments) policy (noted above), please clarify the disclosure accordingly.

RESPONSE: The Fund has revised the referenced disclosure to indicate that these investments generally will not be counted towards the Fund’s 50% investment policy.

15.	COMMENT: Please note the following disclosure: “The Fund expects to make Land Banking investments through Non-Consolidated TRSs and at times will invest in real estate indirectly”. Please be more definitive about what constitutes a real estate-related indirect business. Some of the businesses in this paragraph do not appear to be real estate-related, e.g., “market participants that may own land, equipment fixed on land (such as data centers, solar arrays or cell signal towers or equipment), or mortgages.”

RESPONSE: The Fund believes that a business that owns land, equipment fixed on land (such as data centers, solar arrays or cell signal towers or equipment), or mortgages can be in the real estate or real estate-related industries. In this regard, the Fund respectfully submits that data centers, solar arrays or cell signal towers or equipment are not substantially distinguishable from other improvements to real property (such as a building or other infrastructure). Such improvements, once made to the property, generally do not transfer separately from the property without significant additional effort and investment. For reference, examples of currently anticipated real estate-related lending by the Fund include lending for energy-efficiency upgrades on properties, such as equipment loans for solar panels, HVAC-systems, or window installations.

16.	COMMENT: For purposes of the satisfying the names rule:

a.	The SEC Staff does not necessarily view all debt as included in the term “lending”.

RESPONSE: As previously noted, the name of the Fund is expected to be revised to “First Eagle Real Estate Debt Fund.”

b.	The SEC Staff does not necessarily view debt-like instruments as included in the term “debt”.

RESPONSE: The Fund respectfully submits that it is not uncommon for “debt-like” investments to be included in an 80% policy to invest in debt. As indicated in the Fund’s prospectus, the “Fund generally considers “debt-like” investments

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(for non-tax purposes) to be investments that have a stated or implicit rate and amounts due on a fixed payment schedule and generally over a fixed term.” The Fund believes that these characteristics align with a reasonable investor’s expectation for investing in “debt.”

Please also see the following precedents:

Fidelity Series Emerging Markets Debt Fund (See link under Fund Basics-Investment Details-Principal Investment Strategies): “The Adviser normally invests at least 80% of the fund’s assets in debt securities of issuers in emerging markets and other debt investments that are tied economically to emerging markets.” Under “Description of Principal Security Types”, the disclosure states “debt securities” include “other securities believed to have debt-like characteristics”.

Carlyle Tactical Private Credit Fund (See link under Portfolio Composition on page 5) where “Opportunistic Credit” is defined to include “debt-like” instruments, which are included in the Fund’s 80% Policy under Investment Opportunities and Strategies.

Oaktree Strategic Credit Fund (See link on page 46 under Risks Related to Our Investments): “We invest in significant amounts of loans or other debt instruments, including debt-like instruments such as preferred equity, and bank loans and participations, which pose unique risks.”

The Fund also reiterates that it considers its Land Banking activity to be debt-like for this purpose. As discussed on the July 12 call, a Land Banking transaction involves the following steps. First, a joint venture entity, in which the Fund will participate through the Land Banking TRS, purchases real property (in this context, typically referred to as “lots”). Second, the joint venture entity enters into a lot option and development contract with a developer in which the joint venture entity (a) contracts with the developer to improve the lots (with the costs of those improvements funded by the joint venture entity) and (b) grants the developer an option to purchase the lots at an agreed time and price, subject to an obligation by the developer to make regular, ongoing option payments. While there are genuine differences—notably in that the “lender” in a Land Banking transaction holds direct title to the lots and actively participates in the development project—a Land Banking transaction is similar in form, sequence and economic interests of the parties, to a non-recourse, balloon mortgage loan. In each case, the lender finances the third-party developer’s activities; holds an interest in the financed lots as security; receives regular, ongoing payments that reflect the lender’s cost of capital and risk assessment of the collateral/borrower; and then either releases its interest in the lots upon receipt of a final balloon

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payment from the developer or forecloses on the lots and takes possession if that final payment is not made. It also bears noting that the common commercial parlance for these transactions is “land banking” and “lot option financing”—with both terms making clear that the participants consider the transactions to have debt-like characteristics.

With respect to the non-consolidated TRS and JV

17.	COMMENT: Please provide an accounting analysis citing applicable U.S. GAAP, ASC 946-810, regulation S-X and other relevant accounting guidance, such as IM 2014-11, in support of the Fund’s assessment of the following four key considerations:

In accordance with IM GU 2014-11, the Fund has determined to treat the TRS as a consolidated subsidiary, principally because 1) the Fund expects to own 100% of the equity interests of the TRS (although the voting power over Major Decisions for the JV (as defined in the Fund’s response to Comment #18(b) below) will be shared equally with a local operating partner of the JV) and 2) the TRS may be deemed to have the primary purpose of facilitating the Fund’s ownership of the JV entity. Accordingly, the discussion below focuses on the JV entity only, which the Fund considers appropriate not to consolidate.

a.	Does the TRS or JV meet the definition of an Investment Company pursuant to ASC 946?

RESPONSE: For the reasons explained below, the Fund respectfully submits that the JV entity does not meet the definition of “investment company” pursuant to ASC 946-10-15 and the implementation guidance within ASC 946-10-55 as it does not meet the fundamental characteristics of an investment company.

The JV entity will be formed for the purpose of entering into the Land Banking transactions described in the Fund’s response to Comment #17(b) Therefore, because the JV entity’s business purpose and substantive activities will not be solely investing for capital appreciation or investment income the JV entity does not have the fundamental characteristics of an “investment company” as set forth in ASC 946-10-15-6(a)(2).

b.	Does the TRS or JV provide services to or act as an extension of the Fund?

RESPONSE: The Fund respectfully submits that the JV entity is not providing services to the Fund, which would otherwise require consolidation under ASC 946-810-45. The JV entity’s business purpose is not to provide services to the Fund—rather, the JV entity’s business purpose is to enter into Land Banking investments with respect to which the Fund intends to realize gains through the

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sale of such investments by the JV. The Fund and the TRS entity share the equity interest of the JV entity with a local operating partner, which has substantive decision-making rights over Major Decisions (defined below) at the JV entity level. However, as the JV entity meets the definition of “wholly owned” under Rule 1-02(aa) of Regulation S-X from an economic perspective as the Fund owns a 99% economic interest in the entity, further analysis was performed to determine whether or not consolidation of the JV entity is deemed to be appropriate and provide investors with the most meaningful presentation and is included in our response to Comment #18(c) below.

c.	Should the TRS or JV be consolidated for accounting purposes?

RESPONSE: As noted above, the TRS will be treated by the Fund as a wholly owned subsidiary and extension of the Fund and, accordingly, will be consolidated by the Fund for accounting and financial reporting purposes.

As noted in response to Comments #18(a) and 18(b) above, the Fund believes that the JV entity does not meet the definition of an “investment company” as set forth in ASC 946-10-15 and is not providing services to the Fund. While it has been determined that the JV entity meets the definition of “wholly owned” under Rule 1-02(aa) of Regulation S-X, the local operating partner will have an economic interest in the JV entity (which will be comprised of an equity interest and an incentive compensation component). The local operating partner will be responsible for daily management activities of the JV entity and its development projects. In addition, all Major Decisions and Unanimous Decisions (as defined in the JV LLC Operating Agreement and, together, the “Major Decisions”) of the JV entity, which are listed in our response to Comment #19, will require the mutual consent of the local operating partner and the Fund (through the TRS).

Further, the local operating partner cannot be unilaterally removed as a partner from the JV entity unless it is removed “For Cause” as defined in the Operating Agreement. As a result, the Fund and TRS do not have unilateral control of the operations over the JV.

On these facts, the Fund submits that investors in the Fund will reasonably expect to see the Fund’s investment in the JV entity (through the TRS) carried at fair value, as required by ASC 946. In addition, because the Fund will be investing in the JV entity to receive capital appreciation and investment income, the underlying assets and other financial information of the JV entity will be disclosed if it is determined to be a “significant subsidiary” pursuant to Rule 1-02(w)(2). The inclusion in the Fund’s financial statements of the JV entity and its Land Banking investments through consolidation of the Fund’s non-controlling

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equity interest (through the TRS) would not provide meaningful information for the investors.

As a result, the Fund respectfully submits that the JV entity should not be consolidated with the Fund for accounting and financial reporting purposes.

d.	Is the TRS or JV considered a significant subsidiary pursuant to Rule 1-02(w)(2) of Regulation S-X?

RESPONSE: The assessment of whether or not the TRS and/or JV entities will be deemed to be a “significant subsidiary” pursuant to Rule 1-02(w)(2) of Regulation S-X will be performed once the Fund becomes effective and the various entities commence their investment operations.

18.	COMMENT: Further to the consolidation / non-consolidation analysis:

As noted above in response to Comment #18, the Fund has determined to treat the TRS holding an equity interest in the JV entity as a consolidated subsidiary.

a.	Please confirm that this TRS is 100% owned by the Fund.

RESPONSE: The Fund confirms that it will own 100% of the equity of this TRS.

i.	Please provide with respect to the TRS and the JV more details about the relationship between the Fund and the third-party operating partner. In this regard, the response to Comment #15 in the June 2024 Response Letter states: “Such joint property venture may be 99% owned by the Land Banking TRS, with the operating partner having a 1% economic interest, possibly also serving as the LLC’s managing member and effectively having a 50% voting interest in major decisions of the joint property venture.”

1.	Please explain what is meant by “possibly also serving as the LLC’s managing member”.

RESPONSE: The local operating partner of the JV entity is expected to serve in a position similar to that of managing member of a limited liability company. As such, the local operating partner generally will manage the day-to-day operations of the JV entity, including supervision of the project developer under a development agreement, but generally will be subject to mutual consent rights with the Fund for more significant matters (i.e., the Major Decisions). Authority of a local operating partner typically

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includes project inspections, disbursements pursuant to mutually agreed project budgets, managing zoning for the projects, arranging insurance coverage for the projects, paying project taxes, etc. A local operating partner also may participate in identification of development projects.

2.	Please explain what is meant by “effectively having a 50% voting interest”.

RESPONSE: The local operating partner will have an equal voting interest in Major Decisions of the JV entity because the JV entity will not be able to approve or implement Major Decisions without the consent of both the local operating partner and the Fund.

3.	Please also provide examples of the referenced Major Decisions.

RESPONSE: Major Decisions are defined in the JV LLC Operating Agreement to include, among other things:

1.	Make new investments or engage in any business inconsistent with the purpose of the JV
2.	Admit additional Members
3.	Issue or grant any interests in the JV or other profit participation rights in the JV
4.	Sell or transfer the JV’s assets to a Member or affiliate of a Member
5.	Amend or otherwise modify the JV’s Certificate of Formation or the effective operating agreement or cause or permit the JV or its subsidiary to fail to maintain their legal existence in good standing
6.	Extend the term of the JV
7.	Borrow money, including by entering into or modifying loans or credit facilities or mortgages, or create any security interests, liens, pledges or mortgages or permit or cause a default under any contract or loan
8.	Require the Members to make additional capital contributions
9.	Sell the investment property to a third party not in accordance with the property development agreement
10.	Allowing the JV’s working capital account to exceed a specific dollar threshold
11.	Adopt, approve or modify the JV’s budget
12.	Change the previously contemplated covenants, conditions and restrictions of the investment property (e.g., zoning changes)
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13.	Enter into any third-party contracts not previously contemplated by the JV’s budget
14.	Indemnify third parties
15.	Commence, defend or settle litigation if claim is above a specified dollar threshold
16.	Take any legal action relating to the bankruptcy of a builder with whom the JV has a property development agreement
17.	Enter into, amend, modify, terminate or assign or otherwise transfer any interest in or in connection with any property development agreement, or any contract under which the payments are in excess of a specified dollar threshold
18.	Pursue any remedies, exercise or waive defaults or rights with respect to a contract
19.	Liquidate or dissolve the JV, file for bankruptcy or enter into a merger
20.	Enter into any contracts with a Member or affiliate of any Member
21.	Redeem JV interests
22.	Incur capital expenditures in excess of amounts previously approved in the JV’s budget
23.	Change the JV’s accountant
24.	Enter into any partnership or JV
25.	Take any action that would require any Member to deliver a guaranty in respect of any obligation of the JV
26.	Approve any construction plans or architectural plans not previously contemplated by the operating or development agreements.

b.	Please also provide a more detailed legal analysis as to why the Fund does not primarily control an entity that is wholly or 99% owned.

RESPONSE: Primary control would mean that the Fund has greater control over the JV entity than does its partner in the ownership and operation of the entity. The Fund does not believe it has primary control because it shares voting control of Major Decisions equally with the local operating partner, as described above. The variety and specificity of matters subject to equal voting are such that neither party can operate the business of the JV entity over time without the consent of the other and it is intended by the parties to document a true joint venture. We also note again, as we did in the Fund’s responses to the Staff’s earlier comments, that the local operating partner’s project management compensation has an incentive compensation component, such that the local operating partner’s overall economic participation in the JV entity is expected to be higher than 1% (more likely in the range of 10-12%).

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19.	COMMENT: Does the Fund have exemptive relief to engage in affiliated transactions with respect to the subsidiaries or does it plan to obtain that?

RESPONSE: The Fund respectfully submits that, based on current structures and partners, such exemptive relief is not expected to be required. In this regard, the local operating partner in respect of the non-consolidated JV entity and anticipated business partners providing services in respect of the wholly owned subsidiaries are, in each instance, third parties unrelated to the First Eagle or Napier Park organizations. Nor will other clients of the Adviser or Subadviser participate in the business of the subsidiaries or jointly invest in the same assets except under “Mass Mutual” or similar no-action letter guidance. See Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail Jun. 7, 2000); Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. Jul 28, 2000).

20.	COMMENT: Please note the following disclosure: “Most of the instruments in which the Fund invests will be rated below investment grade by rating agencies or, if unrated, are judged to be of comparable quality.” Please clarify who will make the determination that such unrated securities should be deemed of comparable quality to below investment grade securities.

RESPONSE: In response to the Staff’s comment, the Fund added back the disclosure indicating that the Subadviser will make that judgment.

Summary of Principal Risks of the Fund

21.	COMMENT: Mezzanine Loan Risk. Please note that the “Investment Objective and Principal Strategies” section describes “mezzanine financing structured as subordinated debt” while the mezzanine loan risk factor describes “mezzanine loans may be structured as preferred equity investments”.

a.	Please describe in the prospectus what it means to structure mezzanine finance as a subordinated debt.

RESPONSE: The requested disclosure has been added to the prospectus.

b.	Please tailor the risk to the structure of the mezzanine loans that the Fund will use.

RESPONSE: The risk disclosure has been revised as requested.

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22.	COMMENT: Hybrid Investments (risk factor).

a.	Please add a discussion of hybrid investments in the investment strategies since it is listed as a principal risk.

RESPONSE: The Fund has added the requested disclosure.

b.	Please note the following disclosure: “The Fund’s investments in preferred stock are treated as qualifying, debt-like investments for purposes of the Fund’s investment restriction generally requiring that 80% of its Managed Assets be in a portfolio of real estate-related debt and debt-like investments.” Such preferred stock investments do not appear to qualify as “lending” for purposes of the names rule.

RESPONSE: As noted above, the Fund’s name has been revised to “First Eagle Real Estate Debt Fund.” Please also see the response to Comment # 17.

Summary of Fund Expenses

23.	COMMENT: To the extent the Land Banking TRS and JV are not consolidated, the Management Fee and Other Expenses of the non-consolidated TRS and JV would need to be disclosed in a footnote to the fee table.

RESPONSE: The Fund respectfully submits that Form N-2 does not require such disclosure. The Fund also believes that such disclosure would be confusing to an ordinary reader of a fund prospectus given these expenses are incurred at the level of an operating real estate business in which the fund is an investor and are thus fundamentally different from the required content of the fee table. If the JV LLC is deemed a significant subsidiary, financial information about the JV LLC will be included with the Fund’s financial statement and investors will have the necessary information to review the JV’s expenses. The Fund has also added disclosure in the description of the Land Banking investments to the effect that:

As a participant in the Non-Consolidated Joint Ventures, the Fund is indirectly exposed to the operations of these businesses, including the expenses of owning and developing lots, interest expenses associated with leverage at the level of a Non-Consolidated Joint Venture or the lots, servicing and project management expenses (including incentive-based expenses) paid to the local operating partner, and other ordinary project expenses (and potentially extraordinary expenses such as litigation). These expenses can be significant. They are not, however, borne by the Fund and are not presented as part of the Fund’s expenses shown in the Summary of Fund Expenses tables. To the extent a Non-Consolidated Joint Venture is treated as a “significant subsidiary” of the Fund under applicable accounting guidance, summary financial information for that Non-Consolidated

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Joint Venture, including relating to expenses, would be available in the Fund’s financial statements going forward.

Item 9 - The Fund’s Investment Objective and Strategies

24.	COMMENT: Please note the reference to “residential credit” in the section entitled “Differentiated Investment Opportunity to the Retail Investor Base.” Please tailor the disclosure to the name of the Fund to refer to “residential loans”.

RESPONSE: As noted above, the Fund’s name will be revised to “First Eagle Real Estate Debt Fund.”

Leverage

25.	COMMENT: Please note the reference to a “derivatives risk manager”(DRM). Please advise who will be appointed or what category of person it will be.

RESPONSE: The DRM will operate as a committee expected to be comprised of representatives from Risk Management, Compliance, Fund Administration, Legal, and Applied Research (each of these being departments of the Adviser).

26.	COMMENT: Please delete the following sentence: “The rule could limit a Fund’s ability to use derivatives in support of its investment strategies and may make derivatives more costly, or may otherwise adversely affect their liquidity, value or performance.”

RESPONSE: The Fund has deleted the referenced disclosure.

Unfunded Lending Commitments

27.	COMMENT: With respect to unfunded lending commitments:

a.	Please add a discussion about unfunded lending commitments in the strategies section.

RESPONSE: The Fund has added the requested disclosure.

b.	The disclosure references “a rule under the 1940 Act”, please disclose that this is the derivatives rule (Rule 18f-4).

RESPONSE: The Fund has added the requested disclosure.

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Principal Risks of the Fund

28.	COMMENT: Residential Transitional Loans Risk.

a.	Please note the discussion in the middle paragraph about residential transitional loans being susceptible to geographic risk. If the Fund will concentrate or have significant investments in any particular geographic area, please state so and state the corresponding risk.

RESPONSE: The Fund has added “Geographic Investment Risk” as a principal risk factor. State-specific exposure is being assessed and the Fund anticipates adding state-specific risk factors.

b.	Please review the disclosure here for some terms that are not defined or do not seem relevant (e.g., rehab loans, master fund, relief act). Please define the terms that need to be defined and delete the terms that are not relevant.

RESPONSE: The Fund has revised the referenced disclosure as appropriate.

c.	Please note the following disclosure: “The trust will be treated as a wholly owned subsidiary of the Fund, and, as such will comply with provisions of the 1940 Act related to affiliated transactions … except for the Non-Consolidated Subsidiaries, and each other subsidiary of the Fund, including the wholly owned subsidiary of the Fund through which the Fund intends to hold its interests in Residential Transitional Loans.” Please clarify that the other subsidiaries that are not the non-consolidated subsidiaries will be subject to the 1940 Act.

RESPONSE: The referenced disclosure has been revised as requested.

Risks Related to the Fund’s REIT Qualification and Certain Other U.S. Federal Income Tax Items

29.	COMMENT: Under the header beginning with “The Declaration of Trust,” please note disclosure that “The Board of Trustees may decline any redemption request if it believes the redemption would cause any person’s beneficial ownership or constructive ownership of shares of the Fund to violate the ownership restrictions in the Declaration of Trust.” Please revise this statement as well as the Declaration of Trust to state that no redemptions can be denied if made pursuant to the Fund’s repurchase offer, other than for the reasons enumerated in Rule 23c-3(b)(3).

RESPONSE: The Fund has deleted the referenced disclosure.

30.	COMMENT: In the paragraph starting with “The constructive ownership rules...” etc. Please add a carveout here and in the Declaration of Trust that these provisions cannot
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limit any shareholder’s rights to have their shares repurchased pursuant to Rule 23c-3(b)(3).

RESPONSE: The referenced disclosure has been deleted.

Other Risks

31.	COMMENT: The risks listed here should be presented as non-principal risks if that is the case. However, if any of the risks are principal, the investments should be described in the investment strategies section.

RESPONSE: The Fund has reviewed and made applicable revisions to the disclosure.

32.	COMMENT: Investments in Other REITs Risk. Please state here and in the non-fundamental restrictions section of the SAI that the Fund will look through the REITs underlying investments for the purposes of complying with the 80% investment policy.

RESPONSE: The Fund has added disclosure clarifying how the Fund will count any investments in other REITs for purposes of its 80% investment policy.

33.	COMMENT: Derivatives Risk. Please note that this risk is included under “Other Risks”. Please explain how derivatives are not a principal risk given the Fund’s use of derivatives as part of its strategy.

RESPONSE: The Fund has moved Derivatives Risk to the Principal Risks of the Fund section.

Plan of Distribution

34.	COMMENT: Please note the following disclosure: “The Fund’s sales charge waivers and discounts disclosed in this prospectus are available for qualifying purchases and are generally available through financial firms unless otherwise specified in Appendix A.” Please explain why there are no intermediaries listed in Appendix A.

RESPONSE: Appendix A will list applicable financial firms in Appendix A after it has entered into specific terms with such firms. The Fund has not yet entered into specific terms with any financial intermediaries.

Periodic Repurchase Offers

35.	COMMENT: Suspension or Postponement of Repurchase Offers. Please note the following disclosure: “The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a
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REIT; …” Please delete or advise why the Fund should be allowed to postpone a repurchase offer if the Fund would lose its status as a REIT since this is not provided for in Rule 23c-3(b)(3).

RESPONSE: The referenced disclosure has been deleted.

Net Asset Value

36.	COMMENT: We consider that the explanation of the valuation process provided here to be potentially insufficient and prefer expanded disclosure on the valuation process as relates to private and hard to value securities. We also prefer that the Fund use language other than “vast majority”.

RESPONSE: In response to the Staff’s comment, the Fund has revised the referenced disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

Other Information Regarding Investment Restrictions - Concentration

37.	COMMENT: Please note the following disclosure: “For purposes of this limitation, the Fund treats Residential Transitional Loans, Land Banking, residential mezzanine loans and securitizations as investments in the real estate industry.” Please clarify with more specificity the circumstances under which the Fund intends to concentrate in any one of the industries in this group. If the Fund intends to retain discretion over whether or not to concentrate in any one of the industries in the group, please clarify supplementally why the primary economic characteristics of the industries are not materially different from each other.

RESPONSE: In response to the Staff’s comment, the Fund has revised the referenced disclosure and has made appropriate clarifications.

38.	COMMENT: The current disclosure states that “certain asset-backed securities that are backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other such that the economic characteristics of such a security are not predominantly related to a single industry or group of industries to the extent permitted by the 1940 Act.” Please also state that if the asset-backed securities are backed by a pool of loans issued by companies in a related group of industries that they will be limited by the Fund’s concentration policy.
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RESPONSE: The referenced disclosure has been added.

39.	COMMENT: We note the disclosure states: “provided that, except to the extent the Fund invests in other investment companies pursuant to Section 12(d)(1)(A) or (F) of the 1940 Act, the Fund treats the assets of the investment companies in which it invests as its own for purposes of this policy.” The SEC Staff did not agree with your response to Comment #45 in the June 2024 Response Letter on why there should be a carveout here. Please provide additional analysis and/or precedents for your position that this carveout is appropriate.

RESPONSE: The Fund has deleted the referenced disclosure.

40.	COMMENT: Please add the 80% policy as a non-fundamental policy in the SAI.

RESPONSE: The referenced disclosure has been added.

AMENDED AND RESTATED DECLARATION OF TRUST

41.	COMMENT: Section 3.1(t). Please change the reference to the 1940 Act to the federal securities laws.

RESPONSE: The referenced clause has been revised as requested.

42.	COMMENT: Section 3.13.1. Please add a clause at the beginning of the section that states: “In addition to the duties (including the state law fiduciary duties of loyalty and care) and liabilities with regards to matters arising under the federal securities laws”

RESPONSE: The referenced section has been revised as requested.

43.	COMMENT: Section 8.1. Please revise to clarify that the Board can only decline a redemption request pursuant to Rule 23c-3(b)(3). Please also revise the first references to the 1940 Act to reference the federal securities laws. Please also add the clause “consistent with the federal securities laws” at the end of the sentence beginning with “The Trust may require” and at the end of the sentence beginning with “The Trust may also charge”.

RESPONSE: The referenced section has been revised as requested.

44.	COMMENT: Section 8.2. Please note the sentence that states: “Payment for Common Shares repurchased shall be made in cash or in property out of the assets of the Trust to the Shareholder of record at such time and in the manner, not inconsistent with the 1940
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Act or other applicable laws.” Please explain supplementally what type of property would be used to pay for Share repurchases.

RESPONSE: The “property” in the referenced clause refers to “payment in kind,” which could be appropriate in repurchases that are not made pursuant to Rule 23c-3. While not anticipated, this is appropriate to retain.

45.	COMMENT: Sections 11.6(a), (b) and (c). Please carve out federal securities laws claims from the requirements for a pre-suit demand, 10% shareholdings and shareholder undertakings, respectively. Please also disclose such requirements in the prospectus under “Anti-Takeover and Other Provisions in the Declaration of Trust section.” Please also disclose the requirement to provide the Trustees a reasonable amount of time (set forth in Section 11.6(c)) in the prospectus.

RESPONSE: The referenced section has been revised and the referenced disclosure has been added to the prospectus as requested.

46.	COMMENT: Section 11.7.1. Please carve out shareholder suits brought under the federal securities laws from this restriction. Please also disclose this restriction in the prospectus.

RESPONSE: The referenced section has been revised and the referenced disclosure has been added to the prospectus as requested.

47.	COMMENT: Section 11.7.2 and 11.7.2(b). Please carve out federal securities laws claims from the requirements for 10% shareholdings and shareholder undertakings, respectively. Please also disclose these requirements in the prospectus. Please also disclose the requirement to provide the Trustees with a reasonable amount of time (set forth in Section 11.7.2(b)) in the prospectus.

RESPONSE: The referenced section has been revised and the referenced disclosure has been added to the prospectus as requested.

48.	COMMENT: Section 11.9 - Exclusive Delaware jurisdiction. Please carve out claims brought under the federal securities laws and disclose such jurisdiction for claims in the prospectus.

RESPONSE: The referenced section has been revised and the referenced disclosure has been added to the prospectus as requested.

49.	COMMENT: Section 11.9 - Exclusive Delaware jurisdiction. Please disclose in the prospectus the risks associated with such exclusive Delaware jurisdiction (for non-
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federal securities laws claims), including that shareholders may be required to bring suit in an inconvenient and less favorable forum.

RESPONSE: The referenced disclosure has been added to the prospectus as requested.

50.	COMMENT: Section 11.10. Please disclose the waiver of jury trial provision in the prospectus.

RESPONSE: The referenced disclosure has been added to the prospectus as requested.

BY-LAWS

51.	COMMENT: Please revise any references to the 1940 Act in Article 9 to the federal securities laws.

RESPONSE: The references to the 1940 Act in Article 9 of the By-Laws have been revised to the federal securities laws as requested.

PART C

52.	COMMENT: The Fund filed a “Form of Power of Attorney”. Please file the actual Powers of Attorney as exhibits to the Registration Statement prior to effectiveness.

RESPONSE: The actual Powers of Attorney have been filed.

53.	COMMENT: Please include in a Registration Statement filed prior to effectiveness the financial statements required by Item 24 of the Form.

RESPONSE: The required financial statements will be included in the Registration Statement filed prior to effectiveness.

****

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8673.

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Sincerely, /s/ Nathan J. Greene

Nathan J. Greene, Esquire (as Attorney for the Funds)

cc:

Sheelyn Michael, Secretary and Deputy General Counsel, First Eagle Investment Management, LLC

Andrew M. Friedman, Sidley Austin LLP

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